MANSON CREEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE



09046136

SUPPL

April 22, 2009

United States Securities
  & Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
       News Release Dated April 22, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606   WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 09-03

APRIL 22, 2009
Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) has increased its previously announced non-brokered private placement and will now offer up to 2,800,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of up to $70,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of two years following closing.

The Common Units will be offered on a non-brokered basis by way of a private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

NEWS RELEASE 09-03

APRIL 22, 2009
Symbol: TSX Venture-MCK

For Further Information Contact:

Regan Chernish at 1.403.233.0464

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) has increased its previously announced non-brokered private placement and will now offer up to 2,800,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of up to $70,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of two years following closing.

The Common Units will be offered on a non-brokered basis by way of a private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5ᵗʰ AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606   WWW.MANSON.CA

NEWS RELEASE 09-03

APRIL 22, 2009
Symbol: TSX Venture-MCK

For Further Information Contact:

Regan Chernish at 1.403.233.0464

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Non-Brokered Financing

Manson Creek Resources Ltd. (Manson Creek) has increased its previously announced non-brokered private placement and will now offer up to 2,800,000 units ("Common Units") at a price of $0.025 per Common Unit for gross proceeds of up to $70,000.

Each Common Unit will consist of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant (a "Warrant") will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of two years following closing.

The Common Units will be offered on a non-brokered basis by way of a private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to TSX Venture Exchange and regulatory approval.

Proceeds of the financing are to be used to fund a portion of the proposed exploration on the Meridian Gold property in British Columbia and for general working capital.

Meridian Gold Project Overview
Manson Creek has consolidated five historic past producing gold – silver mines on the road accessible 675 hectare claim block.

In 2008, the Property was the focus of a reconnaissance drill program that followed up on exceptional gold mineralization mapped on surface. Drilling intersected significant gold values within large regional structures that host the past producing mines. During the 2008 program, over 600 meters (m) of strike length bracketing the Eva Mine was successfully tested.

To date, Manson Creek has outlined an extensive gold mineralized system over an area of 1,100 m by 860 m that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system. Additional mineralized cross cutting structures are also present and remain largely untested.

The 2008 drilling program successfully extended known mineralization along strike and to depth of the past producers. Proposed 2009 work will include underground mapping and sampling of historical workings and the integration of this data with the 2008 drilling data set.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director